Exhibit 4.9

agreement for the transfer of employees

between

(1)	EKSPORTFINANS ASA, COMPANY NO. 816 521 453 (“EKSPORTFINANS”), AND
(2)	THE STATE (REPRESENTED BY THE MINISTRY FOR COMMERCE AND TRADE) (THE “STATE”)

JOINTLY REFERRED TO AS THE “PARTIES”

BACKGROUND AND OBJECTIVE

(i)	The State decided on 18 November 2011 to acquire responsibility for Norwegian CIRR-qualifying export financing.
(ii)	In an agreement of 21 December 2011, the State and Eksportfinans established a provisional arrangement for a temporary export financing offer until a permanent government export finance arrangement has been established.
(iii)	This agreement regulates the parties’ rights and obligations associated with the transfer of employees from Eksportfinans to the permanent government export financing arrangement at the end of the provisional arrangement.

1      The transfer of employees

The parties shall cooperate in the transfer of employee arrangements for a group of employees who are currently employed with Eksportfinans who the State wishes to have transferred to its new export financing operation. This agreement regulates the parties’ rights ands obligations in connection with this. The agreement established no right for those other than the Parties unless this is explicitly stated in the agreement.

2      The selection of employees who shall be transferred

The State shall prioritise the establishment of an interim board for the permanent government export financing arrangement which shall commence talks with Eksportfinans with the intention of, by 15 February 2012, ensuring there is a selection of Eksportfinans employees who shall be transferred to the State in accordance with this agreement.

In the selection, Eksportfinans shall use the same assessments that would follow from chapter 16 of the Working Environment Act for the transfer of an undertaking and under which one accepts that the State will continue the part of Ekportfinans’ activities that relates to the CIRR arrangement (both CIRR loans with fixed interest and CIRR-qualifying loans with market interest) and activities with a natural connection to this. In the assessment of the people who will be transferred to the State, sufficient consideration must be paid to the fact that Eksportfinans will continue its activities in administering existing CIRR-qualifying loans which are not acquired by the State as well as other activities outside the CIRR-arrangement.

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Immediately after Eksportfinans has identified employees who shall be transferred to the State, Eksportfinans shall send the State an overview with the following information about the people Eksportfinans believes, based on their current work tasks and expertise, should be transferred to work in the new governmental arrangement: Name, date of birth, date of employment at Eksportfinans, position and existing placement in Eksportfinans’ organisation, annual salary and other financial conditions. After this overview has been sent, the State shall be consulted before Eksportfinans potentially assesses major changes in the financial conditions for one or more of the selected employees.

As soon as possible after the establishment of the interim board and no later than 10 February 2012, the interim board and Eksportfinans shall meet for talks about the employees who shall be transferred to the new government arrangement. Prior to this, and no later than 31 January 2012, Eksportfinans must have sent the State a provisional overview as mentioned above as the basis for such talks.

Upon the entering into of this agreement and based on the Parties’ joint review of Eksportfinans’ organisation together with the rules concerning the transfer of undertakings in chapter 16 of the Working Environment Act, the Parties agree that approximately 32-45 of Eksportfinans’ employees can have the right to be transferred to the State. Eksportfinans will select a minimum of 32 employees for transfer under this agreement unless Eksportfinans’ employees’ own resignations in the period between the entering into of the agreement and 15 February 2012 should entail that Eksportfinans no longer has a sufficient number of employees to transfer 32 employees to the State.

Employees at Eksportfinans who are transferred under this clause 2 are referred to in the following as the "Selected Employees”.

3      legal framework for the transfer

The Parties agree that the Selected Employees shall be transferred from Eksportfinans to the State in accordance with the rules in chapter 16 of the Working Environment Act. The parties agree that this entails that the Selected Employees must have the rights that follow from chapter 16 of the Working Environment Act in connection with the transfer. The Parties further agree that all other rules which apply for employees who are transferred pursuant to the rules in chapter 16 of the Working Environment Act including, however not limited to the relevant provisions in the Holidays Act, Company Pension Act and Contribution Pension Act, shall apply for the Selected Employees.

The Parties agree that the Selected Employees can assert claims against each and all of the Parties as a consequence of this clause 3. The Parties agree that this agreement does not establish special obligations for the Selected Employees.

4      the implementation of the transfer

If Eksportfinans receives notice that individual employees among the Selected Employees have guarded against being transferred pursuant to section 16-3 of the Working Environment Act or oppose the transfer with reference to other rules, Eksportfinans must immediately inform the State of this. The same applies if individual employees among the Selected Employees resign from their positions before the transfer takes place. Individual employees among the Selected Employees who have guarded against transfer in accordance with section 16-3 of the Working Environment Act, or who oppose the transfer with reference to other rules, must not be transferred and will no longer be considered as being among the Selected Employees under this agreement.

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The Selected Employees’ employment arrangements shall be transferred from Eksportfinans to the State with effect from and including 1 July 2012 (the “Transfer Date”). Through the agreement the Parties can agree to a gradual transfer of employees to the government arrangement before this date. It is noted that by signing this agreement it is not clarified as to whether the State will establish the permanent CIRR-qualifying, export financing arrangement under its own direction or via another legal entity (for example a “special law company”).

On the Transfer Date, Eksportfinans shall transfer an amount equal to all the Selected Employees’ outstanding claims for holiday pay as of 30 June 2012 to the State. The amount shall be adjusted – reduced – for the Selected Employees’ outstanding holidays as of the Transfer Date. Upon the transfer of this amount, the State shall take over the obligation to settle the Selected Employees’ outstanding claims to holiday pay and the State shall indemnify Eksportfinans for any claims from the Selected Employees for payment of holiday pay pursuant to section 16-2 (1), second sentence of the Working Environment Act. The parties can deviate from the above-mentioned arrangement in a subsequent agreement.

On the Transfer Date, Eksportfinans shall supply all information available about the Selected Employees in Eksportfinans’ personal archives to the State as the new employer. Eksportfinans can retain copies of relevant data/documents as long as there is the need to process any subsequent claims and information requirements.

5      transfer of this agreement

The State’s is obligated to transfer the State’s rights and obligations under this agreement to a new legal entity for the permanent government export financing arrangement if the State chooses to establish such a new legal entity.

Oslo, 21 December 2011

Eksportfinans ASA	The State, represented by the Ministry of Commerce and Trade
Gisele Marchand	Reier Søberg

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